Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Jeff Mendelson: Hello, everyone. Welcome back. My name is Jeff Mendelson, and this is The One Big Tip Podcast. Today, I am really pleased to have with me on the line Tony DiMatteo. Tony is the chief executive officer and co-founder of Lottery.com, Sports.com, and Wintogether.org. Tony is responsible for global initiatives and the development and execution of the company’s long-term strategy. He is also a sought-after industry speaker and thought leader and his approach to entrepreneurship, cryptocurrency, and the gaming industry, which has been reported on in The Wall Street Journal, VentureBeat, TechCrunch, and many, many more. Tony, welcome to the show.

Tony DiMatteo: Thank you, Jeff. Thanks for having me. I really appreciate it.

Jeff: This is going to be a lot of fun today. I want to get an idea of a little bit of your background. One of the things that I understood from some of my previous lives is that operating in the gaming space, especially here in the US, is not so easy. There’s a lot of tiptoeing you need to do, a lot of state agencies you need to deal with, and it seems like you’ve been doing this for a good long time. Can you please fill us in a little bit on your background and how you got to where you are today?

Tony: Absolutely. It is difficult, I’ll say, or it takes quite a bit of work. Well, my background is I’m just a serial entrepreneur. I grew up in Denver, moved to Northern California when I was about 15, ultimately ended up graduating high school barely just by the skin of my teeth about an hour north of San Francisco. I realized just the normal corporate pathway of like from a career perspective was just not for me, and so I leaned very much entrepreneurial. I went to San Francisco when I was about 19, I think, and was able to get into tech very early in about 1998.

I saw the dot-com boom and the bust, and I learned a lot through that, though I didn’t participate in any of that because I felt that I was a little too young, which was honestly a little naive. I should have probably gotten into that, but I didn’t. I just saw it from the sidelines as an IT guy, that’s my training, and that’s my actual background. Over the next couple of years, as I tried a lot of different startups, and anytime that I had any idea, I would try to build it and try to make it a real thing. Some worked, some didn’t, and that’s how it goes. That’s just the life of an entrepreneur.

Then eventually, I met my co-founder probably about eight years ago. His name is Matt Clemenson. He’s brilliant. At the time, I was running an IT company; he was running a different tech company. We thought, look, we should just build things that should exist. We should build things that have to happen eventually, and that was the thesis around everything, and so on the side, that’s what we did. We got a couple of patents on unrelated things to lottery, but one of those ideas was Lottery.com, and that’s the one that has just taken off.

The idea was simply, look, the lottery, at least in the US and in most places in the world, is a completely paper-driven legacy industry which is you walk in with paper money, you walk out with paper ticket, and that’s the transaction, but it’s also one of the largest industries or market teams in the world which is-- it’s about $88 billion in the US and $400 plus billion internationally. We realized what that opportunity meant, and so we built it and we were able to raise money from it, and then the rest is history. That has really been the thing that has just completely taken off for us.

Jeff: You know what’s really interesting about being a startup owner is that most of the time, like you, I also started out in corporate. You go to work for someone else’s startup, you go to work for some other larger entity than yourself, and you think to yourself like, geez, I can do that, and I can do it better. How did you make that transition going from being the employee mindset to following a leader towards something I’m going to plant my stake here and I’m going to make it happen for myself?

Tony: That’s a really good question. For me, one is just the way that I’m wired is I’m happy to follow any rules that make sense, that I think are beneficial to everybody, but any rule that makes no sense, that was just created for some reason, I tend to ignore those rules, and that served me very well, honestly. To paraphrase Steve Jobs’s-- He said, “Look, the world that you live in right now was just created by people, people no smarter than yourself. It’s just the way that it actually happened.”

What I took away from that was that we can create our own reality and our own destiny and what’s going to happen in the future simply by just not taking so seriously that the reality that we live in was made by people much, much smarter than ourselves because that’s not true, it’s just not true. We live in the world that was built by people that are no smarter than ourselves. I’ll say, I’m just wired that way.

I’m not sure if I’m answering your question or not. There is a lot of benefit to being an employee, especially when you’re young, to understand people and to understand the way things work currently because you cannot innovate on what the current situation is if you don’t know what that current situation is. It’s good to develop your social skills, understand what office politics is especially if you’re really just starting out. Then you can innovate on top of that and create your own reality,

Jeff: Okay, Tony. That’s really great. What I wanted to talk about, though, is how you make that transition from going from the employee to the startup founder. You’re not doing this alone. You’re hiring some of the-- You’re partnering up with some of your co-founders, then you’re bringing on some really bright people. You also need a little bit of finesse in order to do that as well. You don’t just go and hire whatever Harvard MBAs you can find or finding the best programmers at exorbitant prices. There really is some of yourself that you need to put in there as a startup founder in order to make sure that you’re going to go through this. You’re probably going to make mistakes about this as well.

Can you please tell me a little bit about your one big tip about how to hire the right people and how to make a startup grow for you and not just be bringing on a bunch of people that are going to make decisions for you and possibly lead you down the wrong path?

Tony: Absolutely. I’ll say when we started is we had the idea of, look, there’s talent everywhere, so we should just hire everywhere, whether it’s remotely or not remotely. That has paid big dividends as we move forward. If you think back six years ago when we started, that really wasn’t a thing, especially for a startup. To maybe skip ahead a little bit, the one big tip is you really have to, as an entrepreneur or a founder or a CEO, is to trust your own judgment, even if it’s wrong, because it will be wrong sometimes, and that’s okay, but you have to be that decision maker. That is actually ultimately your role, is to make the decision to go left or right for A or B et cetera.

The reason for that is if you’re a good founder or a good CEO is that you have to understand that if something goes well, you’re going to get a lot of credit. If you’re a public or non-public company, is you’re going to get the credit for that decision. If you put out a good product or if you have some good partnership et cetera, that’s great. You’re going to get that credit. The right thing to do as entrepreneur is to defer that credit to your team. Honestly, look I don’t write the code, I don’t make sure that everything is working properly. Maybe I got the deal done, but any opportunity that you have as a CEO is you refer that credit to your team, because that’s really who actually executed on your vision. Your job is to have that vision, but really the people that make the things happen is probably not you. I think that’s a really big part of it.

The other side of it is when things go wrong is that you will get the blame every time. I think is that the right way to do that is you have to own all of the punishment or whatever happens to you because you are the CEO, the buck must stop with you. Whatever happens is like, you will take all of that blame. That’s why I say like the, you have to trust your judgment because all of those things are going to happen. You cannot lead by committee. If you’re doing things the right way is that as a founder or CEO, is that you should have the best perspective on everything that’s going on in your company. Which is I think a unique perspective because everybody else is in their own role and they have to own their role and they can only come to you with their perspective on things.

The right way to do things is, again, one, if things are good and you are receiving some praises, give that praise to your team, and two, if things are not going well, you have to own all of that criticism and blame and just take it as yourself because you cannot defer that. You have to own that. That’s your role. That’s what you have to do.

Jeff: It’s interesting that you say that because a lot of people binge on what Elon Musk says or what Mark Zuckerberg says about starting up and you got to hire the best, but the best people that you hire to lead development or the best people that you hire to lead sales may not necessarily be the best people to help you make HR decisions. They’re definitely not the best people to make financial decisions. There’s almost like a stay-in-your-lane type of mentality, but on the flip side of that, you don’t want people to have a hand in everything, especially because that’s going to create a committee.

If you have to get buy-in or you have to get resolution by each and every one of these people, that could really slow things down. Have you ever had a situation where you noticed that your team was approaching that and then you needed to sort of, I don’t know, reel them back in order to correct that course and then make it happen for you guys?

Tony: Absolutely. I think it’s really important again to trust your judgment even if it’s completely wrong because you have to move forward. Well, I’ll say this. The entrepreneurial lifestyle, it is a lifestyle and in some ways it’s faith, which is that eventually you’re going to figure this out and you’re going to be successful as you move along, but I’ve had many of those situations.

A quick story is, we’re very lucky to get the domain of Lottery.com. We started as AutoLotto, and in 2017, we met the owner of Lottery.com. He ultimately ended up investing into the company and then gave us the domain on top of that, and that’s how we got this incredible brand which just drives all of this consumer trust in what we do. That was a huge win for us.

When we were thinking about, what should the logo look like? I brought my entire team together. It was probably 10 or 12 people, and we did some user experience testing. What that means is to see what is the best possible logo for us. While we were in that room together is, but what should we really be doing right now? What is the best possible logo? The logo that you see right now on my t-shirt is what we came up with.

The mistake that I made was that I thought like, look, I-- It’s really a balance, which is that I don’t want to be a dictator. I don’t want to say this is the way things must go. This is the way things must be. I want to have a diverse perspective on everything that we ever do because that’s how you discover that you’re wrong about some type of assumption. In this case, the logo idea just made no sense to me, is like, my goal was like, I think we should have a logo that looks timeless, which looks like you can’t tell if it was born out of the dot-com boom, in 1999, or if we just were founded yesterday. That was the goal of the whole thing. We could borrow the brand equity of the biggest games in the world, like a Powerball or Mega Millions. This is what we landed on.

What ended up happening, and this is one of the biggest mistakes I made, was we ended up hiring a firm that did logos and this was their whole thing. I went down to Southern California two or three times over probably three or four months. I remember very clearly is that I brought myself and my co-founder, head of growth, head of marketing, et cetera all to San Diego. We were in a room, and the room was plastered with logo ideas of what could be of all the ideas. My head of growth at the time, he leaned over and he said to me, honestly, the idea that you had probably four or five, six months ago, that was actually the best one because like all of these things are not as good.

I thought like, wow, that was like such a huge mistake. That was a six-figure mistake where I could have just said like, look, this is the best way to go, but at the time, I didn’t want to discount everybody’s ideas. I didn’t want to say, look, all of this makes no sense. We should go this direction. That was really one of the biggests mistakes that I’ve made because as a co-founder or a founder or a CEO et cetera is like you have to own it. You have to understand that you’re going to get all of the blame, but you’re going to also get all of the praise, but you have to make decisions very quickly. If you don’t do that, that’s to your detriment. You have to go forward. You have to go forward quickly, especially in a startup environment.

I wish that I had just stood my ground at that point and made sure that I got the logo that we have right now. I could have saved five or six months and maybe a hundred thousand dollars if I had just said, this is the way, and we should just go with this.

Jeff: That’s an amazing story. I think a lot of entrepreneurs get stuck in that as well. I’m sure your story is not unique in that people will spend a lot of time on things that-- Yes, branding is important. I’m not going to discount that. Getting the logo right. Yes, that’s important. You shouldn’t discount that. At the same time, it’s like, if your intuition said, we need to go on this and then focus on more important things, why are we spending so much time, energy, and money down someone else’s creative things when it was already-- it was basically already there.

You probably consider that a learning mistake. It’s something that for your next startup, you’re not going to right away go out and trust the big brand guys. You’re probably going to trust your intuition a little bit better simply because it helped you out now.

Tony: No, you’re completely right. The lesson is really, as they’ve said, is good decisions come from wisdom, but wisdom comes from making bad decisions. You have to go through that journey, which is that make a whole bunch of bad decisions, that’s okay, which will make you a better entrepreneur because you will learn along the way of like, okay, this was a bad decision. Why was it a bad decision? You’ll learn as you go. If you just let people run you over or make decisions by committee, you’re not going to learn those lessons.

Ultimately, again, you are responsible for that company. The buck stops with you. If you make some very bad decisions, you have to take all that. If you make good decisions, you don’t like-- In my opinion, as a good CEO or entrepreneur, is anything good that comes your way in terms of praise is you should defer that to your team. That’s how it should go. Any blame you’re going to take that.

The best way forward really I think is to really just make the decision and live with that and that you own it. That’s how it goes. Eventually, again, being an entrepreneur is a lifestyle and maybe a faith of what you believe is your best path forward. The project or company that you’re working on right now maybe it’s not the one that’s going to work and maybe it’s not. Most startups fail but if you want to have long-term success, is that you need to really understand that you are the captain of the ship and that it’s up to you and you have to go forward with that, and that’s it. If you fail five times in a row, that’s okay, because you’re learning every single time that you do that along the way.

I’ll say if you don’t do that and you let other people make the decisions that you should have made, then you’re not going to learn from them. It’s much better to just make the decision yourself. It is very important for you to have a very diverse team with diverse thoughts and diverse opinions of what they think you should go forward with. Ultimately, you have to be the person to make those decisions. If you don’t, in my opinion, that is a lot of cowardice, is like you really have to make those decisions and be very specific about it and understand what you’re going forward with, if that makes sense.

Jeff: It makes perfect sense man. Thank you so much for sharing that. It’s really interesting how when people who’ve already gone through this process come on the show and talk about their experiences. I think a lot of people who listen to this are going to be like, wait a second, I’m working on a logo right now, and I just blew through weeks on Canva or whatever on it, and it’s like, dude, that doesn’t matter. That’s not what’s going to close the sale. What is going to close the sale is your offering, it’s going to be your hook, it’s going to be your story, and ultimately, what you have to offer people.

One of the dirty jokes in the digital marketing industry is that even ugly sites make money. It doesn’t need to be picture-perfect. Thank you so much for sharing that.

Tony: I agree. Absolutely.

Jeff: Can you please let everyone know where they can learn more about you and how they can reach out to you directly if they’d like to learn more?

Tony: Sure. I think that the easiest way is on Twitter, which is @tonydimatteo, D-I-M-A-T-T-E-O. You can find you there. We have a really good community. It’s small, but I think it’s growing on Twitter and then also Stocktwits. You can see me there all the time as people have opinions on where I should be and shouldn’t be doing, and I love all of that.

Jeff: Amazing stuff. Tony, thank you so much for joining me today. This has been a lot of fun. I love talking about this stuff. I really think that your experience with this is really going to help out a lot of people in the future. Thank you so much for joining me.

Tony: Thank you, Jeff. I appreciate it. I’ll just say, what the world needs right now is more entrepreneurs, and there’s never been a better time in the history of humankind to be an entrepreneur. It could not be easier to do, and I encourage absolutely everybody who’s listening right now to go be an entrepreneur, even on the side, whatever that means for you, just go and do it. You’ll learn so much more about life and how the world works than you could ever do by just being an employee.

Jeff: Amazing stuff. Thank you so much for joining me today. It’s been a lot of fun.

Tony: Thank you, Jeff.

[00:23:13] [END OF AUDIO]